UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For June 1, 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

     On June 1, 2009, FreeSeas Inc. (the “Company”) opted out of certain of the corporate governance rules of the Nasdaq Stock Market (“Nasdaq”) . Pursuant to the Nasdaq rules, the Company, as a foreign private issuer, may elect to follow its home country practices in lieu of the corporate governance standards established under the Nasdaq rules, with certain exceptions. For instance, the Company may not opt out of the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices (those for which it has not opted out), the establishment and composition of an audit committee that complies with SEC Rule 10A-3, and the adoption of a formal audit committee charter. The Company is in full compliance with these Nasdaq corporate governance standards.
     In order to opt out of the balance of the Nasdaq corporate governance requirements, the Company submitted to Nasdaq a written statement from its independent counsel in the Marshall Islands certifying that the Company’s practices are not prohibited by its home country’s laws. Although the Company opted out of all the Nasdaq corporate governance standards for which it had the option to opt out, it is currently voluntarily complying with many of the Nasdaq corporate governance requirements because it has not yet had an opportunity to evaluate each of these requirements individually to determine whether it wishes to voluntarily comply with the particular Nasdaq corporate governance requirement or apply its home country practice. At present, the Company has elected to comply with its home country practice instead of the Nasdaq corporate governance rule with respect to issuances of designated securities. The practice followed by the Company is described below:
     In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the Marshall Islands Business Corporations Act providing that the Board of Directors approves share issuances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: June 17, 2009

By:	/s/ Alexis Varouxakis
	Name:	Alexis Varouxakis
	Title:	Secretary

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